Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment to the Agreement and Plan of Merger (this “Amendment”) is made and entered into as of April 1, 2026, by and among (i) Live Oak Acquisition Corp. V, a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), “SPAC”) and (ii) Teamshares Inc., a Delaware corporation (together with its successors, the “Company”).

WHEREAS, SPAC and the Company are party to that certain Agreement and Plan of Merger, dated November 14, 2025 (the “Original Agreement” and as amended, including by this First Amendment, the “Merger Agreement”);

WHEREAS, Section 9.10 of the Original Agreement permits amendment of the Original Agreement by execution of a written instrument signed by each of SPAC and the Company; and

WHEREAS, SPAC and the Company desire to amend the Original Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, the parties hereto, intending to be legally bound, hereby agree as follows.

1. Definitions. Capitalized terms used in this Amendment and not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.

2. Amendment to Original Agreement. The Original Agreement is hereby amended and modified in the following manner:

2.1.	Recital N of the Original Agreement is hereby deleted in its entirety and replaced with the following:

“Contemporaneously with the execution and delivery of this Agreement, SPAC and the Company entered into an amendment (the “First Insider Letter Agreement Amendment”) to the Insider Letter Agreement, a copy of which is appended to Exhibit F hereto, pursuant to which, effective as of the Closing, the post-Closing lock-up period applicable to the SPAC Class A Common Stock issued in exchange for the Founder Shares pursuant to this Agreement will be reduced from one (1) year to six (6) months (subject to the early release provisions in the Lock-Up Agreements). In addition, contemporaneously with the execution and delivery of the First Amendment to this Agreement, SPAC and the Company entered into an amendment (the “Second Insider Letter Agreement Amendment” and together with the First Insider Letter Agreement Amendment, collectively, the “Insider Letter Amendment”) to the Insider Letter Agreement, a copy of which is appended to Exhibit F hereto, pursuant to which, effective as of the Closing, up to 1,150,000 Incentive Founder Shares that are actually used to incentivize commitments for Transaction Financing shall be released from transfer restrictions, subject to and contingent upon the Closing, to the extent identified and pursued;”

2.2	Section 1.9 of the Original Agreement is hereby amended by deleting the first sentence thereof in its entirety and replacing it with the following:

“As consideration for the Merger, in full payment for the Company Stock and the In-the-Money Vested Company Options, the holders of Company Common Stock and In-the-Money Vested Company Options collectively shall be entitled to receive from SPAC, in the aggregate, a number of shares of SPAC Common Stock and Assumed Vested Company Options with an aggregate value equal to the sum of (i) Five Hundred and Twenty-Five Million Dollars ($525,000,000) plus (ii) the Interim Period Financing amount, if any, payable to such Company Stockholders in the form of shares of SPAC Common Stock (the “Merger Consideration” and such shares, the “Merger Consideration Shares”), with each Company Stockholder receiving for each share of Company Common Stock held (after giving effect to the Company Preferred Stock Exchange or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis, but excluding any Company Securities described in Section 1.11(b)) a number of shares of SPAC Common Stock equal to (i) the Per Share Price, divided by (ii) $10.00 (the “Conversion Ratio”) (the total portion of the Merger Consideration amount payable to all Company Stockholders (excluding, for the avoidance of doubt, holders of In-the-Money Vested Company Options) in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”).

2.3	Section 1.10(a) of the Original Agreement is hereby amended by deleting the first sentence thereof in its entirety and replacing it with the following:

“After the Closing, subject to the terms and conditions set forth herein, each Company Stockholder as of immediately prior to the Closing (other than, solely with respect to the shares of the Company Preferred Stock in respect of which a Liquidation Preference Election is made, any Liquidation Preference Electing Holder who makes a Liquidation Preference Election) and each Earnout Optionholder (collectively, the “Earnout Participants”) shall have the contingent right to receive up to an additional Six Million (6,000,000) shares of SPAC Common Stock (subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted, the “Earnout Shares”) based on the VWAP of the SPAC Common Stock during the five (5) year period commencing on the Closing Date (the “Earnout Period”) in accordance with this Section 1.10(a).”

2.4	Section 1.11(c) of the Original Agreement is hereby amended by deleting the first sentence thereof in its entirety and replacing it with the following:

“Each outstanding In-the-Money Vested Company Option that is outstanding and unexercised as of immediately prior to the First Effective Time shall be assumed by SPAC and automatically converted into an option to purchase shares of SPAC Common Stock under the Company Equity Plan (each, an “Assumed Vested Company Option”). Each outstanding In-the-Money Unvested Company Option that is outstanding and unexercised as of immediately prior to the First Effective Time shall be assumed by SPAC and automatically converted into an option to purchase shares of SPAC Common Stock under the Company Equity Plan (each, an “Assumed Unvested Company Option” and an Assumed Unvested Company Option and an Assumed Vested Company Option, each an “Assumed Option”).”

2.5.	Section 5.12(a) of the Original Agreement is hereby amended by deleting clause (vii) in its entirety and replacing it with the following:

“(vii) as an ordinary resolution, the approval and adoption of the Insider Letter Amendment, effective upon the Closing, pursuant to which (A) the Founder Shares will be released from the transfer restrictions on the date that is six (6) months after the Closing Date, and (B) up to 1,150,000 Incentive Founder Shares that are actually used to incentivize commitments for Transaction Financing shall be released from the transfer restrictions immediately upon the Closing (the “Insider Letter Amendment Proposal”)”

2.6.	Section 5.12(a) of the Original Agreement is hereby amended by:

(a)	inserting the following new clause (viii) immediately after existing clause (vii):

“(viii) as an ordinary resolution, the adoption and approval of an employee stock purchase plan in form and substance reasonably acceptable to SPAC and the Company (the “ESPP”), with the number of shares of SPAC Common Stock reserved under the ESPP to be equal to two percent (2%) of the aggregate number of shares of SPAC Common Stock issued and outstanding immediately after the Closing (for the avoidance of doubt, after giving effect to the Closing Redemption)”

(b)	renumbering the existing clause (viii) as clause (ix) thereof; and

(c)	amending the parenthetical definition of “SPAC Shareholder Approval Matters” to replace “clauses (i) through (viii)” with clauses “(i) through (ix)”.

2.7.	Section 5.20 of the Original Agreement is hereby amended by:

(a)	deleting the words “five percent (5%)” and replacing them with “seven percent (7%)”; and

(b)	inserting the following sentence at the end thereof:

“The Incentive Plan shall include an evergreen provision pursuant to which the number of shares of SPAC Common Stock available for issuance thereunder shall automatically increase on January 1 of each calendar year, beginning on January 1 of the first calendar year following the Closing, in an amount to be agreed upon by SPAC and the Company acting reasonably.”

2.8.	Section 6.3(e) of the Original Agreement is hereby amended by inserting the following new subclause (viii) immediately after subclause (vii) thereof (and renumbering the existing subclause (viii) as subclause (ix)):

“EMPLOYMENT AGREEMENTS. SPAC shall have received duly executed employment agreements from each member of the Management Team, in form and substance mutually agreed upon by SPAC and the Company, and such employment agreements shall be in full force and effect as of the Closing Date.”

2.9.	Section 10.2 of the Original Agreement is hereby amended by inserting the following defined terms and cross-references in the appropriate alphabetical order in the table set forth therein:

“ESPP” shall have the meaning set forth in Section 5.12(a).

“In-the-Money Unvested Company Option” means a Company Option with an exercise price less than the Per Share Price that has not vested as of the Closing.

“In-the-Money Vested Company Option” means a fully vested Company Option with an exercise price less than the Per Share Price.

“Liquidation Preference Election” means the option offered by the Company to holders of Company Series C-1 Preferred Stock, Company Series D Voting Preferred Stock, Company Series D-NV Preferred Stock, Company Series E Preferred Stock and Company Series E-NV Preferred Stock that such holders may elect to (i) receive, in lieu of the shares of Company Common Stock such holders would otherwise have received pursuant to the Company Charter, following the Company Preferred Stock Exchange, as a result of the Transaction, a number of newly-issued shares of Company Common Stock determined based on the “Liquidation Amount” applicable to such Company Preferred Stock pursuant to the Company Charter, and, in connection therewith, (ii) forfeit such holders’ entitlement to Earnout Shares issuable during the Earnout Period, if any in respect of such holders’ shares of Company Preferred Stock.

“Liquidation Preference Electing Holders” means the holders of shares of Company Series C-1 Preferred Stock, Company Series D Voting Preferred Stock, Company Series D-NV Preferred Stock, Company Series E Preferred Stock and Company Series E-NV Preferred Stock that make Liquidation Preference Elections.

2.10.	Subclause of (a) of the definition of “Earnout Pro Rata Share” under Section 10.2 of the Original Agreement is hereby amended and restated in its entirety to read as follows:

“(a) each Earnout Participant who is a holder of outstanding shares of Company Stock as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the total number of shares of Company Stock held by a Company Stockholder as of immediately prior to the First Effective Time divided by (ii) the Fully Diluted Company Shares, provided, that solely for the purpose of this definition of “Earn Out Pro Rata Share”, the term “Fully Diluted Company Shares” shall (A) include the aggregate number of shares of Company Common Stock issuable upon exercise of the Company Options (both vested and unvested) as of immediately prior to the First Effective Time that were then-held by an Earnout Optionholder and (B) exclude the shares of Company Stock that are subject to a Liquidation Preference Election (this clause (ii), the “Earn Out Denominator”)”

2.11	The defined terms of “Fully-Diluted Company Shares,” “In-the-Money Company Options” and “Per Share Price” are deleted in their entirety and replaced as follows:

“Fully-Diluted Company Shares” means, as of immediately prior to the Closing and without duplication, the total number of issued and outstanding shares of Company Common Stock, expressed on a fully-diluted and as-converted to Company Common Stock basis, (a) after giving effect to Liquidation Preference Elections by Liquidation Preference Electing Holders and, thereafter, giving effect to the Company Preferred Stock Exchange or otherwise treating shares of Company Preferred Stock on an as converted to Company Common Stock basis, (b) issuable upon the settlement of In-the-Money Vested Company Options as of immediately prior to the First Effective Time calculated using the treasury method of accounting and (c) treating all outstanding Company Convertible Securities (other than Company Options) as fully vested and as if the Company Convertible Security had been exercised, exchanged or converted as of the First Effective Time and calculated using the treasury method of accounting but excluding any Company Securities described in Section 1.11(b) (relating to treasury stock).

“In-the-Money Company Options” means the In-the-Money Unvested Company Options and the In-the-Money Vested Company Options.

2.12	Exhibit F to the Original Agreement is hereby amended by appending the Second Insider Letter Amendment attached hereto.

3. Ratification. Except as expressly modified by this Amendment, the Original Agreement remains unchanged and in full force and effect in its entirety and is hereby ratified and confirmed in all respects. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement or any Ancillary Document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Whenever the Merger Agreement is referred to in the Merger Agreement or in any other agreements, documents and instruments, such reference shall be deemed to be to the Original Agreement as amended by this Amendment. The Original Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Merger Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. Sections 9.1 through 9.11, and 9.13 through 9.15 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this Amendment as if all references to the “Agreement” contained therein were instead references to this Amendment.

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first written above.

SPAC:

LIVE OAK ACQUISITION CORP. V

By:	/s/ Adam Fishman
	Name:	Adam Fishman
	Title:	Chief Financial Officer

The Company:

TEAMSHARES INC.

By:	/s/ Michael Ashby Brown
	Name:	Michael Ashby Brown
	Title:	Chief Executive Officer

Exhibit F

[Second Insider Letter Amendment]